EXHIBIT 99.4

Chunghwa Telecom

April 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Mar	Net sales	18,058,732	17,442,491	(+)616,241	(+)3.53%

Jan-Mar	Net sales	56,472,423	55,049,912	(+)1,422,511	(+)2.58%

b Trading purpose : None